Exhibit 99.2

Condensed Consolidated Financial Statements
(in United States Dollars, unless otherwise stated)

September 30, 2013

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of United States dollars)
	September 30	December 31
	2013	2012
		Restated
As at		(Note 3(a))

ASSETS
Current assets
Cash	$140,101	$603,401
Restricted cash	2,280	2,362
Receivables	31,958	29,503
Current income tax receivable	23,202	30,977
Inventories (Note 5)	86,916	74,077
Prepaids and deposits	2,568	3,334
	287,025	743,654

Non-current assets
Investments	5,131	111
Long-term inventories (Note 5)	98,896	85,979
Investment in jointly-controlled entity	20,426	20,463
Other long-term assets	76,391	83,289
Property, plant and equipment & mining interests (Note 6 and 7)	1,704,357	1,558,706
Intangible assets (Note 7)	35,219	54,825
Goodwill (Note 7)	268,214	348,214
	$2,495,659	$2,895,241

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$70,708	$59,478
Dividend payable (Note 8(b))	9,909	-
Current income tax liability	4,586	6,040
Derivative liabilities	-	2,749
Current portion of debt and equipment financing obligations	5,305	5,038
Current portion of other liabilities	-	2,750
Current portion of provisions	14,887	19,326
	105,395	95,381

Non-current liabilities
Debt and equipment financing obligations	166,090	167,497
Option component of convertible senior notes	1,185	16,035
Provisions	31,943	32,360
Deferred income tax liability	286,260	288,131
	590,873	599,404

SHAREHOLDERS' EQUITY
Capital stock (Note 8)	2,019,982	2,307,978
Contributed surplus	54,254	50,881
Deficit	(168,437)	(62,917)
Accumulated other comprehensive loss	(1,013)	(105)
	1,904,786	2,295,837
	$2,495,659	$2,895,241

Events after the reporting period (Note 16)

See accompanying notes to the unaudited condensed consolidated financial statements	1

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of United States dollars)
	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
		Restated		Restated
		(Note 3(a))		(Note 3(a))

Revenue from mining operations	$54,304	$39,772	$176,849	$100,503

Cost of sales:
Production costs (Note 5)	21,079	14,620	88,009	35,328
Refining costs	137	92	387	308
Amortization and depletion (Note 5)	11,957	3,886	37,880	9,142
Reclamation, care and maintenance costs	2,048	8,337	4,290	12,173
Total cost of sales	35,221	26,935	130,566	56,951

General and administrative	6,646	8,810	20,768	24,091
Exploration and business development	207	349	756	879
Impairment charges (Note 7)	-	-	98,688	1,537
Earnings / (loss) from operations (Note 9)	12,230	3,678	(73,929)	17,045

Finance costs	(440)	(778)	(1,576)	(1,340)
Foreign exchange (loss) / gain	(2,746)	(6,986)	5,820	(12,106)
Other income (Note 10)	3,260	36,234	9,384	29,263
Equity earnings / (loss) of jointly-controlled entity	18	-	(38)	-
Earnings / (loss) before income taxes	12,322	32,148	(60,339)	32,862

Deferred income tax (recovery) / expense	(606)	(17,150)	6,430	(21,440)
Current income tax (recovery) / expense (Note 11)	(1,931)	6,977	3,589	18,939
	(2,537)	(10,173)	10,019	(2,501)

Net earnings / (loss) from continuing operations	$14,859	$42,321	$(70,358)	$35,363
Net (loss) / earnings from discontinued operations (Note 4(d))	-	(7,781)	-	22,075
Net earnings / (loss)	$14,859	$34,540	$(70,358)	$57,438

Earnings / (loss) per share (Note 12)
Basic earnings / (loss) per share from continuing operations	$0.06	$0.15	$(0.28)	$0.12
Basic (loss) / earnings per share from discontinued operations	-	(0.03)	-	0.08
Basic earnings / (loss) per share	$0.06	$0.12	$(0.28)	$0.20

Diluted earnings / (loss) per share from continuing operations	$0.04	$0.10	$(0.28)	$0.09
Diluted (loss) / earnings per share from discontinued operations	-	(0.03)	-	0.07
Diluted earnings / (loss) per share	$0.04	$0.07	$(0.28)	$0.16
Weighted average shares outstanding (Note 12)
Basic	247,131,794	282,235,806	251,245,429	282,086,147
Diluted	262,504,566	297,463,382	251,245,429	297,580,168

See accompanying notes to the unaudited condensed consolidated financial statements	2

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited, in thousands of United States dollars)
	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
		Restated		Restated
		(Note 3(a))		(Note 3(a))

Net earnings / (loss)	$14,859	$34,540	$(70,358)	$57,438
Items that may be reclassified subsequently to net earnings:
Other comprehensive loss from continuing operations:
Unrealized (loss) / gain on investments	(299)	10	(1,036)	(29)
Reclassification of accumulated losses on investments to earnings	-	-	128	-
Tax effect	-	(78)	-	(78)
Total other comprehensive loss from continuing operations	(299)	(68)	(908)	(107)

Other comprehensive income from discontinued operations:
Unrealized gain on derivatives designated as cash flow hedges	-	2,059	-	5,458
Reclassification of realized losses on cash flow hedges to earnings	-	2,384	-	4,179
Foreign exchange gain on translation	-	-	-	(480)
Reclassification of foreign exchange loss on translation to earnings (Note 4(d))	-	-	-	2,199
Tax effect	-	(587)	-	-
Total other comprehensive income from discontinued operations	-	3,856	-	11,356
Total other comprehensive (loss) / income	(299)	3,788	(908)	11,249
Comprehensive income / (loss)	$14,560	$38,328	$(71,266)	$68,687

See accompanying notes to the unaudited condensed consolidated financial statements	3

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of United States dollars)
	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
		Restated		Restated
		(Note 3(a))		(Note 3(a))

OPERATING ACTIVITIES
Net earnings / (loss) from continuing operations	$14,859	$42,321	$(70,358)	$35,363
Payments of disposition-related costs	-	(1,497)	-	(1,497)
Payments to settle derivative liabilities	-	-	(528)	-
Payments to settle other liabilities	-	-	(2,750)	-
Payments to settle provisions	(567)	(1,967)	(3,600)	(6,082)
Items not affecting cash (Note 13)	7,466	(39,006)	137,807	(21,068)
Change in non-cash operating working capital (Note 13)	2,580	(5,504)	(9,259)	(6,134)
Operating cash flows from continuing operations	24,338	(5,653)	51,312	582

INVESTING ACTIVITIES
Proceeds from disposition of Australian operations, net of cash sold (Note 4(a))	-	-	-	44,755
Proceeds from disposition of El Cubo and Guadalupe y Calvo, net of cash sold (Note 4(b))	-	99,157	-	99,157
Increase in restricted cash	-	-	(1,686)	-
Purchase of investments	(4,203)	-	(6,491)	-
Sale of investments	-	-	-	7,381
Expenditures on property, plant and equipment, mining interests and intangible assets	(80,072)	(77,444)	(185,850)	(302,973)
Investing cash flows from continuing operations	(84,275)	21,713	(194,027)	(151,680)

FINANCING ACTIVITIES
Repayment of debt and equipment financing obligations	(1,232)	(985)	(3,648)	(2,404)
Proceeds from debt and equipment financing obligations	-	5,127	-	77,419
Payment of dividends	(9,290)	-	(19,161)	-
Payment of financing fees on debt	-	-	-	(1,877)
Proceeds from exercise of stock options	-	14	3,094	561
Shares repurchased and cancelled (Note 8(a))	-	-	(301,066)	-
Financing cash flows from continuing operations	(10,522)	4,156	(320,781)	73,699
Impact of foreign exchange on cash	855	274	196	(1,523)

Net (decrease) / increase in cash from continuing operations	(69,604)	20,490	(463,300)	(78,922)
Net (decrease) in cash from discontinued operations (Note 4(d))	-	(20,825)	-	(44,832)

Cash, beginning of period	209,705	56,025	603,401	179,444
Cash, end of period	$140,101	$55,690	$140,101	$55,690

See accompanying notes to the unaudited condensed consolidated financial statements	4

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, in thousands of United States dollars)
	2013	2012
		Restated
For the nine months ended September 30, 2013		(Note 3(a))

Capital stock
Balance, beginning of period	$2,307,978	$2,301,419
Shares repurchased and cancelled (Note 8(a))	(295,536)	-
Shares issued through dividend reinvestment plan	619	-
Shares issued as payment for disposition-related services	-	1,736
Shares issued through employee share purchase plan	1,503	1,377
Shares issued on redemption of deferred share units	499	289
Shares issued for cash pursuant to exercise of stock options	3,094	561
Fair value of share-based compensation	1,825	717
Balance, end of period	$2,019,982	$2,306,099

Contributed surplus
Balance, beginning of period	$50,881	$45,232
Fair value of deferred share units redeemed	(499)	(289)
Fair value of share-based compensation	(1,825)	(717)
Share-based compensation	5,697	5,037
Balance, end of period	$54,254	$49,263

Deficit
Balance, beginning of period	$(62,917)	$(94,190)
Dividends declared (Note 8(b))	(29,632)	-
Premium on shares repurchased and cancelled (Note 8(a))	(5,530)	-
Net (loss) / earnings	(70,358)	57,438
Balance, end of period	$(168,437)	$(36,752)

Accumulated other comprehensive loss
Balance, beginning of period	$(105)	$(11,323)
Other comprehensive (loss) / income	(908)	11,249
Balance, end of period	$(1,013)	$(74)

Total shareholders' equity	$1,904,786	$2,318,536

See accompanying notes to the unaudited condensed consolidated financial statements	5

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

1.	Corporate information

AuRico Gold Inc. and its subsidiaries (collectively, the “Company” or “AuRico Gold”) are engaged in the mining, development and exploration of resource properties. AuRico Gold Inc., the ultimate parent, is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). The Company is incorporated and domiciled in Canada and its head office and registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

The condensed consolidated financial statements of the Company and its subsidiaries were authorized for issue in accordance with a resolution of the Board of Directors dated November 7, 2013.

2.	Basis of preparation and statement of compliance

These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2012, except as disclosed below in note 3(a).

These condensed consolidated interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012 prepared in accordance with IFRS as issued by the IASB.

3.	Accounting changes and recent pronouncements

(a)	Adoption of new accounting standards

The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2013:

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, provides guidance on the recognition and measurement of stripping costs associated with surface mining operations. IFRIC 20 differentiates between two benefits that could accrue to an entity from stripping activities: (1) usable ore that can be used to produce inventory, and (2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 provides guidance on when and how to account separately for these two benefits, as well as how to initially and subsequently measure them. If the costs of the stripping activity asset versus inventory produced are not separately identifiable, an entity is required to allocate production stripping costs between the two based on a relevant production measure. This guidance recommends a different method of allocating waste between capital and expense than the method previously used by the Company. IFRIC 20 has been applied prospectively to the Company’s production stripping costs incurred on or after January 1, 2012.

The adoption of this interpretation resulted in an increase of $3,330 in inventory, an increase of $3,276 in long-term inventory, a decline of $8,564 in property, plant and equipment & mining interests, and an increase of $1,958 in deficit in the Consolidated Balance Sheets as at December 31, 2012. The adoption of this interpretation also resulted in an increase of $1,958 in production costs in the Consolidated Statements of Operations for the year ended December 31, 2012, which decreased both the Company’s basic and diluted earnings per share by $0.01. For the three and nine months ending September 30, 2012, the adoption of this interpretation increased the Company’s production costs in the Condensed Consolidated Statements of Operations by $697 and $1,236, respectively, which decreased the Company’s basic earnings per share by $0.01 for the nine months ended September 30, 2012. For the three and nine months ending September 30, 2012, the adoption of this interpretation decreased expenditures on property, plant and equipment, mining interests and intangible assets by $2,415 and $5,350, respectively, and decreased the change in non-cash operating working capital by $1,718 and $4,114, respectively, in the Condensed Consolidated Statements of Cash Flows.

IFRS 10, Consolidated Financial Statements, replaces the consolidated financial statements section of IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purposes Entities, in its entirety. IFRS 10 establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, regardless of the nature of relationship. The new standard introduces a revised definition of control, and provides additional guidance on how to apply the control principle in a number of situations. There was no impact on the Company’s consolidated financial statements upon the adoption of this standard.

IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures, and requires the Company to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint venture, the Company will account for its interest in the net assets of the joint venture using the equity method of accounting. The Company will no longer have the option to proportionately consolidate its share of the net assets, revenues and expenses of joint ventures. There was no impact on the Company’s consolidated financial statements upon the adoption of this standard.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosures required surrounding an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities, to enable users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. IFRS 12 does not require the disclosures to be included for periods that precede the first annual period for which IFRS 12 is applied. Therefore, any additional disclosures about interests in other entities that are required by this standard will be provided in the Company’s consolidated financial statements for the year ended December 31, 2013.

IFRS 13, Fair Value Measurement, is a single source of fair value measurement guidance under IFRS. This new IFRS clarifies the definition of fair value, provides a clear framework for measuring fair value, and enhances the disclosures about fair value measurements. IFRS 13 is not only limited to financial instruments, but also applies to fair value measurement in other IFRS, such as impairment and employee future benefits. There was no impact on the Company’s consolidated financial statements upon the adoption of this standard.

IFRS 7, Financial Instruments: Disclosures, and IAS 32, Financial Instruments: Presentation, were amended to address the issue of offsetting financial assets and financial liabilities in the financial statements. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the balance sheet or that are subject to master netting arrangements or similar arrangements. There was no impact on the Company’s consolidated financial statements upon the adoption of this amendment.

IAS 1, Presentation of Financial Statements, was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently, with subtotals for each group. There was no impact on the Company’s consolidated financial statements upon the adoption of this amendment as all items are reclassifiable subsequently to net earnings.

The Company also adopted the amendments to IAS 19, Employee Benefits, IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures, which did not have an impact on the Company’s consolidated financial statements.

(b)	Standards issued but not yet adopted

For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2013. Standards and interpretations issued, but not yet adopted include:

Effective for the Company
IFRS 9, Financial Instruments	To be determined
Amendments to IAS 32, Financial Instruments: Presentation	January 1, 2014
IFRIC 21, Levies	January 1, 2014

IFRS 9, Financial Instruments, proposes to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has three main phases, the first of which provides new guidance for the classification and measurement of financial assets and liabilities, including elimination of the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables, in exchange for the classification of financial assets and liabilities into the categories of either financial assets measured at amortized cost or financial assets measured at fair value. The second part, which is currently an exposure draft, provides guidance for amortized cost and impairment methodology for financial assets. The third part, which is also currently an exposure draft, proposes a revised general hedge accounting model. The IASB recently suspended the originally planned effective date of January 1, 2015 and at present the effective date has not been determined. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

The proposed amendments to IAS 32, Financial Instruments: Presentation, clarify situations in which an entity has a legally enforceable right to set-off a financial liability and financial asset. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The Company will evaluate the impact of this amendment on its consolidated financial statements based on the presentation of financial assets and liabilities outstanding at the time of adoption.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

IFRIC 21, Levies, sets out criteria for the recognition of liabilities for levies imposed by governments. The IFRIC identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. The Company is currently evaluating the impact of this interpretation on its consolidated financial statements.

4.	Discontinued operations

(a)	Australian operations

On May 4, 2012, the Company completed the sale of the Fosterville and Stawell mines and their related subsidiaries (collectively, the “Australian operations”) to Crocodile Gold. The consideration received was comprised of CAD $55 million in cash, 20 million Crocodile Gold common shares, and additional payments based on the future life-of-mine free cash flows, as defined in the agreement, from the Fosterville and Stawell mines. Per the agreement, once the cumulative free cash flow generated by the mines subsequent to closing has reached CAD $60 million, the Company will receive 100% of the next CAD $30 million of cumulative free cash flow in excess of CAD $60 million, and 50% of the next CAD $30 million of cumulative free cash flow in excess of CAD $90 million. In addition, the Company will receive 20% of any cumulative free cash flow in excess of CAD $120 million. Refer to note 7(b) for further information. The results of the Australian operations up to the date of disposal were presented as discontinued operations in 2012.

During the nine months ended September 30, 2012, the Company recognized an impairment charge of $22,857 that resulted from the carrying value of the Australian net assets exceeding the estimated fair value of the consideration less costs to sell, measured at March 31, 2012. The Company also recognized a loss on disposal of $1,736 that resulted from the carrying value of the Australian net assets exceeding the estimated fair value of consideration received in the transaction, measured at May 4, 2012. The impairment charge and loss on disposal have been included in net earnings from discontinued operations in the Consolidated Statements of Operations.

(b)	El Cubo mine and Guadalupe y Calvo exploration property

On July 13, 2012, the Company completed the sale of the El Cubo mine and Guadalupe y Calvo exploration property to Endeavour Silver Corp. (“Endeavour”), through the acquisition by Endeavour of all of the shares of Mexgold Resources Inc., a wholly owned subsidiary of the Company with ownership of these assets. The consideration was comprised of $100 million in cash, 11,037,528 Endeavour common shares and $30 million in contingent payments to be paid upon the rolling twelve month average gold price exceeding specified levels. Refer to Note 14(c) for further information on the valuation of the contingent payments. The results of the El Cubo mine and Guadalupe y Calvo exploration property up to the date of disposal were presented as discontinued operations in 2012.

(c)	Ocampo mine

On December 14, 2012, the Company completed the sale of the Ocampo mine and the Venus and Los Jarros exploration properties (collectively, the “Ocampo mine”) to Minera Frisco S.A.B. de C.V. (“Minera Frisco”), through the disposition of all of the shares of AuRicoGold de Mexico S.A. de C.V., a wholly owned subsidiary of the Company with ownership of these assets. As part of the transaction, Minera Frisco also acquired a 50% interest in the Orion exploration project, located in Nayarit, Mexico. The consideration was comprised of $750 million in cash, including $27 million for Minera Frisco’s 50% interest in the Orion exploration project. The results of the Ocampo mine up to the date of disposal were presented as discontinued operations in 2012. The results of the Orion exploration project are presented within continuing operations.

During the six months ended June 30, 2012, the Company recognized a net realizable value adjustment on inventory of $14,366. This adjustment was required as the carrying value of Ocampo ore in process heap leach inventory exceeded its net realizable value. During the three months ended, September 30, 2012 the Company reversed $6,074 of this net realizable value adjustment as a result of an increase in expected future commodity prices.

(d)	Results from discontinued operations

The results of these discontinued operations are presented as net earnings from discontinued operations in the Condensed Consolidated Statements of Operations and as a net decrease in cash from discontinued operations in the Condensed Consolidated Statements of Cash Flows for the three and nine months endedSeptember 30, 2012.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

	Three Months	Nine Months
	Ended	Ended
	September 30	September 30
Net (loss) / earnings from discontinued operations:	2012	2012
Australian operations
Revenue from mining operations	$-	$87,267
Cost of sales	-	(57,288)
General and administrative	-	(495)
Exploration and business development	-	(911)
Impairment charge	-	(22,857)
Earnings from operations	-	5,716
Foreign exchange loss	-	(14)
Other income	-	92
Earnings before income taxes prior to disposition	-	5,794
Income tax expense	-	-
Net earnings prior to disposition	-	5,794
Loss on disposal	-	(1,736)
Disposition-related costs	-	(1,034)
Income tax recovery on disposal	-	366
Reclassification of foreign exchange loss on translation from other comprehensive income to earnings	-	(2,199)
Net earnings	$-	$1,191

El Cubo and Guadalupe y Calvo
Revenue from mining operations	$441	$29,613
Cost of sales	(820)	(23,741)
General and administrative	(55)	(748)
(Loss) / earnings from operations	(434)	5,124
Foreign exchange (loss)	(278)	(3,403)
Other income / (loss)	118	(65)
(Loss) / earnings before income taxes prior to disposition	(594)	1,656
Income tax recovery / (expense)	1,215	(25)
Net earnings prior to disposition	621	1,631
Gain on disposal	24,062	24,062
Disposition-related costs	(1,820)	(1,928)
Income tax recovery on disposal	(3,362)	(2,617)
Net earnings	$19,501	$21,148

Ocampo mine
Revenue from mining operations	$36,850	$150,668
Cost of sales	(20,615)	(91,290)
General and administrative	(3,209)	(8,386)
Earnings from operations	13,026	50,992
Foreign exchange loss	(2,729)	(4,982)
Other loss	(3,162)	(2,099)
Earnings before income taxes prior to disposition	7,135	43,911
Income tax expense	(34,417)	(44,175)
Net loss	$(27,282)	$(264)

Net (loss) / earnings from discontinued operations	$(7,781)	$22,075

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

	Three Months	Nine Months
	Ended	Ended
	September 30	September 30
	2012	2012
Net decrease in cash from discontinued operations:
Australian operations
Operating cash flows	$-	$25,958
Investing cash flows	-	(25,744)
Financing cash flows	-	(2,103)
Impact of foreign exchange on cash	-	31
Net decrease in cash	$-	$(1,858)

El Cubo and Guadalupe y Calvo
Operating cash flows	$(814)	$4,008
Investing cash flows	(1,054)	(13,471)
Financing cash flows	-	-
Impact of foreign exchange on cash	4	(21)
Net decrease in cash	$(1,864)	$(9,484)

Ocampo mine
Operating cash flows	$10,222	$49,633
Investing cash flows	(28,690)	(81,049)
Financing cash flows	(586)	(2,833)
Impact of foreign exchange on cash	93	759
Net decrease in cash	$(18,961)	$(33,490)

Net decrease in cash from discontinued operations	$(20,825)	$(44,832)

5.	Inventories

	September 30	December 31
	2013	2012
		Restated
		(Note 3(a))
Supplies	$16,613	$15,020
Ore stockpiles	43,779	27,274
Ore in process	121,446	109,840
Finished goods	3,974	7,922
	185,812	160,056
Less: Long-term inventories	(98,896)	(85,979)
	$86,916	$74,077

As at June 30, 2013, the carrying value of the El Chanate ore in process heap leach inventory and the Young-Davidson low grade long-term stockpile inventory exceeded their net realizable values. As a result, the Company recognized net realizable value adjustments, which impacted production costs and amortization and depletion. As disclosed in the Company’s consolidated financial statements for the year ended December 31, 2012, ore stockpile and ore in process inventories include mining and processing costs, along with amortization and depletion related to mining and processing operations. The net realizable value adjustments were allocated on a pro-rata basis between production costs and amortization and depletion based on their relative values at June 30, 2013.

As at September 30, 2013, the net realizable value of the El Chanate ore in process heap leach inventory and the Young-Davidson low grade long-term stockpile inventory exceeded their carrying values. As a result, the Company recognized net realizable value adjustment reversals, which impacted production costs and amortization and depletion. The net realizable value adjustment reversals have been allocated on a pro-rata basis between production costs and amortization and depletion based on their relative values at September 30, 2013. Inventories carried at fair value less cost to sell totaled $42,714 at September 30, 2013.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The impact on production costs and amortization and depletion is as follows:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Operating production costs	$26,797	$14,620	$83,623	$35,328
Net realizable value adjustment / (reversal)
El Chanate	(2,434)	-	4,087	-
Young-Davidson	(3,284)	-	299	-
Production costs	$21,079	$14,620	$88,009	$35,328

Operating amortization and depletion	$13,611	$3,886	$37,393	$9,142
Net realizable value adjustment / (reversal)
El Chanate	(215)	-	357	-
Young-Davidson	(1,439)	-	130	-
Amortization and depletion	$11,957	$3,886	$37,880	$9,142

Ore in process inventory at September 30, 2013 included $12,511 (December 31, 2012 - $16,697) related to the excess of the fair value of El Chanate inventory over its carrying value at the acquisition date, which is being charged to earnings as the related inventory is sold.

6.	Property, plant and equipment & mining interests

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
Cost
At December 31, 2012 (a)	$543,825	$197,168	$806,025	$66,410	$1,613,428
Additions	98,582	43,096	58,127	6,020	205,825
Disposals	(4,689)	-	-	-	(4,689)
At September 30, 2013	$637,718	$240,264	$864,152	$72,430	$1,814,564
Accumulated amortization and depletion
At December 31, 2012	$(18,462)	$(36,260)	$-	$-	$(54,722)
Amortization and depletion	(20,128)	(37,426)	-	-	(57,554)
Disposals	2,069	-	-	-	2,069
At September 30, 2013	$(36,521)	$(73,686)	$-	$-	$(110,207)
Carrying value
At December 31, 2012	$525,363	$160,908	$806,025	$66,410	$1,558,706
At September 30, 2013	$601,197	$166,578	$864,152	$72,430	$1,704,357

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The carrying values by mine are as follows:

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
El Chanate	$46,492	$119,318	$10,559	$-	$176,369
Young-Davidson	525,680	47,260	853,593	-	1,426,533
Corporate and other	29,025	-	-	72,430	101,455
At September 30, 2013	$601,197	$166,578	$864,152	$72,430	$1,704,357

El Chanate	$44,793	$108,952	$7,544	$-	$161,289
Young-Davidson	450,753	51,956	798,481	-	1,301,190
Corporate and other	29,817	-	-	66,410	96,227
At December 31, 2012 (a)	$525,363	$160,908	$806,025	$66,410	$1,558,706

(a)

The El Chanate depletable mining interests balance at December 31, 2012 was restated to reflect the adoption of IFRIC 20, which has been applied prospectively to the Company’s production stripping costs incurred on or after January 1, 2012. Refer to note 3(a) for further details.

The carrying value of construction in progress at September 30, 2013 was $174,128 (December 31, 2012 - $105,791), including $173,661 (December 31, 2012 - $99,165) relating to projects at the Young-Davidson mine.

The Company has made non-cancellable commitments to acquire property, plant and equipment totaling $15,701 at September 30, 2013 (December 31, 2012 - $9,580).

7.	Impairment

Non-financial assets and cash-generating units (“CGU”) are tested for impairment or a reversal of impairment whenever there are indicators that an impairment has occurred or should be reversed. At June 30, 2013, the Company reassessed its gold price assumptions due to weakness in spot gold prices, which was considered to be an indicator of impairment. As a result, the Company performed impairment tests on the El Chanate CGU and its retained interest royalty held in the Australian Operations disposed of in 2012, as the fair value of these assets were significantly impacted by the Company’s changes in assumptions. The fair value of these non-financial assets are based on unobservable inputs (level 3 of fair value hierarchy, refer to Note 14).

(a)	El Chanate CGU

At June 30, 2013, the carrying value of the El Chanate CGU exceeded its recoverable amount of $249,683 by $80,000, which resulted in recognizing an impairment charge related entirely to goodwill. The primary contributors to this impairment charge were the revised short-term and long-term gold price assumptions used in the June 30, 2013 test as compared to the assumptions used in the test performed at December 31, 2012. This impairment has been recognized in the nine months ended September 30, 2013.

IAS 34, Interim Financial Reporting, recognizes that the preparation of interim financial reports generally requires a greater use of estimation methods than annual financial reports. The Company’s estimates of reserves and resources, future production levels, operating costs and capital expenditures used in the impairment review in the annual financial statements are prepared following the Company’s life of mine planning process. In the second quarter of 2013, estimates were prepared based on 2012 life of mine plans, with certain limited adjustments to reflect significant known changes in those plans. These estimates necessarily have greater measurement uncertainty than those completed at the end of the annual life of mine planning process.

The fair value of the El Chanate CGU at June 30, 2013 was based on fair value less costs to sell (“FVLCS”) calculations. When observable market prices are not available for the asset, FVLCS is calculated using a discounted cash flow methodology taking into account the assumptions that would be made by market participants. Management projected cash flows over the remaining life of the mine using forecasted production and costs per the Company’s life of mine plan and the forecasted price of gold to project future revenues. The key assumptions used in determining FVLCS at June 30, 2013 were commodity prices, discount rates, operating costs, capital expenditures and net asset value (“NAV”) multiples. The Company does not use growth rates in determining this cash flow projection.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The Company develops commodity price forecasts by reference to numerous external analyst forecasts. The commodity pricing used in the impairment test approximated the mean of all of these forecasts, after adjusting for outliers. Ranges in gold prices used were $1,300 to $1,400 per ounce, including long-term prices of $1,350 per ounce (December 31, 2012 - $1,825 to $1,425 per ounce).

The Company forecasts production, operating costs and capital expenditures based on expected life of mine plans developed from technical reports and historical cost experience.

The 6% discount rate (December 31, 2012 – 6%) used by the Company in calculating the El Chanate FVLCS was based on the weighted average cost of capital applicable to El Chanate. The rates chosen reflect a market participant’s view of the risk inherent in the cash flows associated with the mine and alternate investment returns.

Gold companies can trade at a market capitalization greater than their estimated discounted cash flows. This “NAV multiple” represents the multiple applied to the estimated discounted cash flows to arrive at the trading price. The NAV multiple is generally understood to take into account a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the life of mine plan, and the benefit of gold price optionality. A NAV multiple of 1.0 (December 31, 2012 – 1.0) was applied to the estimated discounted cash flows.

(b)	Retained interest royalty

At June 30, 2013, the carrying value of the retained interest royalty exceeded its recoverable amount of $15,316 by $18,688, which resulted in an impairment charge. As a result of the impairment charge, the Company also recorded a deferred tax recovery of $2,186, which resulted in a net impairment charge of $16,502. The primary contributors to this impairment charge were the revised short-term and long-term gold price assumptions used in the June 30, 2013 test as compared to the assumptions used in the test performed at December 31, 2012. This impairment has been recognized in the nine months ended September 30, 2013.

The Company determined the fair value of the retained interest royalty using a valuation model, which was based on the combined free cash flow expected to be generated by the Australian Operations. This model used a discounted cash flow methodology taking into account the assumptions that would be made by market participants. The key assumptions used in determining the fair value of these payments were future production, gold prices, operating costs, capital expenditures, foreign exchange rates and the discount rate. The Company forecasted future production, operating costs and capital expenditures based on the expected life of mine plans developed from technical reports and historical cost experience. In determining the fair value of the retained interest royalty, the Company used a gold price forecast of $1,300 to $1,400 per ounce, an average Australian to US dollar forward exchange rate of 1.13 to 1 USD, an average Australian dollar to Canadian dollar forward exchange rate of 1.13 to 1 CAD, and a credit-adjusted discount rate of 12%.

(c)	Other

During the nine months ended September 30, 2012, the Company discontinued its exploration program on the La Bandera exploration property, and recognized an impairment charge of $1,537 and a tax recovery of $400, for a net impairment charge of $1,137.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

8.	Shareholders’ equity

(a)	Capital stock

Authorized:

Unlimited number of common shares.
The Company’s shares have no par value.

Issued and outstanding:

	September 30, 2013		September 30, 2012
	Number of		Number of
	common	Ascribed	common	Ascribed
	shares	value	shares	value
Balance, beginning of period	282,326,547	$2,307,978	281,605,752	$2,301,419
Shares repurchased and cancelled	(36,144,578)	(295,536)	-	-
Shares issued as payment for disposition-related services	-	-	211,991	1,736
Shares issued through employee share purchase plan	260,670	1,503	165,398	1,377
Shares issued through dividend reinvestment plan	129,793	619	-	-
Shares issued on redemption of deferred share units	71,845	499	31,544	289
For cash pursuant to exercise of stock options	458,168	3,094	120,992	561
Fair value of share-based compensation	-	1,825	-	717
Balance, end of period	247,102,445	$2,019,982	282,135,677	$2,306,099

During the nine months ended September 30, 2013, the Company repurchased and cancelled 36,144,578 common shares under a “modified Dutch auction” substantial issuer bid, for a total purchase price of $301,066, including transaction costs. Of the $301,066 paid, $295,536 was recognized in capital stock to reduce the book value of the shares repurchased and the premium paid, including transaction costs, of $5,530 was recognized in deficit.

(b)	Dividends

On February 21, 2013, the Company announced an inaugural dividend policy, whereby the Company will pay a dividend of $0.16 per share in 2013 (payable quarterly). Subsequent to 2013, the dividend will be linked to operating cash flow, whereby the Company intends to pay out 20% of operating cash flow generated in the preceding quarter. At September 30, 2013, subsequent to approval of the third quarter dividend by the Company’s Board of Directors, the Company recognized a dividend payable of $9,909, which was charged directly to deficit in the Condensed Consolidated Balance Sheets. The Company announced the declaration of the dividend of $0.04 per share on September 17, 2013, payable to shareholders of record on October 11, 2013. The dividend was paid on October 29, 2013. During the nine months ended September 30, 2013, the Company has declared $29,632 in dividends, or $0.12 per share.

On June 11, 2013, the Company announced a dividend reinvestment plan, whereby shareholders may elect to reinvest dividends in additional common shares of the Company, commencing with the July 2013 dividend. Common shares issued under this plan will be issued at a 5% discount from the average market price of the common shares over the five day period preceding the relevant dividend payment date. The discount may be adjusted at a future date, but cannot exceed 5%. During the three months ended September 30, 2013, the Company issued 129,793 shares with a total value of $619 under this plan.

(c)	Stock options (in Canadian dollars)

The Company has a long-term incentive plan under which share-based compensation, including stock options, deferred share units, restricted share units, performance share units, and restricted share units may be granted to directors, officers, employees, and consultants of the Company. The maximum number of common shares that may be reserved and set aside for issuance under the plan is 6.5% of the common shares outstanding at the time of granting the award (on a non-diluted basis). Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods of three to four years or as determined by the Company’s Board of Directors.

Stock option disclosures are in Canadian dollars as the Canadian dollar is the source currency of the Company’s stock option grants.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The fair value of the options granted during the year-to-date was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	September 30	September 30
	2013	2012
Dividend yield	2.19%	0%
Expected volatility	54.03%	58.13%
Risk free interest rate	1.28%	1.31%
Expected life	3.35 years	4.10 years
Exercise price	$7.27	$7.81
Share price	$7.35	$7.97
Grant date fair value	$2.52	$3.68

Expected volatility was determined based on historical share price volatility.

	September 30, 2013		September 30, 2012
		Weighted		Weighted
	Options	average price	Options	average price
Outstanding, beginning of period	10,239,564	$8.24	9,088,553	$8.93
Granted	878,476	$7.27	1,531,268	$7.80
Forfeited	(167,500)	$9.87	(255,000)	$9.66
Expired	(1,516,300)	$8.39	(569,475)	$16.32
Exercised	(458,168)	$6.76	(120,992)	$4.70
Outstanding, end of period	8,976,072	$8.16	9,674,354	$8.35
Options exercisable, end of period	4,386,720	$8.13	5,800,711	$8.13

During the nine months ended September 30, 2013, employees, consultants, officers and directors of the Company exercised 458,168 options (nine months ended September 30, 2012 - 120,992) for total proceeds of $3,091 (nine months ended September 30, 2012 - $563). The weighted average share price at the date of exercise for stock options exercised during the nine months ended September 30, 2013 was $7.39 (nine months ended September 30, 2012 - $9.03) ..

Set forth below is a summary of the outstanding options to purchase common shares as at September 30, 2013:

	Options outstanding			Options exercisable
	Number	Weighted average	Average life	Number	Weighted average
Option Price	outstanding	exercise price	(yrs)	exercisable	exercise price
$2.51 - 4.00	275,684	$2.84	2.28	275,684	$2.84
$4.01 - 6.00	49,675	$5.37	3.04	34,675	$5.50
$6.01 - 7.00	1,610,500	$6.71	4.13	997,000	$6.72
$7.01 - 7.50	888,226	$7.15	4.27	167,250	$7.35
$7.51 - 9.00	3,512,174	$8.11	4.26	1,371,174	$8.07
$9.01 - 9.50	762,500	$9.29	5.20	190,625	$9.29
$9.51 - 10.00	924,618	$9.72	3.60	762,867	$9.74
$10.01 - 10.50	200,000	$10.09	4.55	100,000	$10.09
$10.51 - 11.00	250,000	$10.95	5.12	62,500	$10.95
$11.01 - 12.50	502,695	$11.38	1.98	424,945	$11.32
Total	8,976,072			4,386,720

(d)	Employee share purchase plan

The Company has an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The common shares are purchased based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the three and nine months ended September 30, 2013, the Company recognized $178 and $562, respectively, as an expense (three and nine months ended September 30, 2012 - $200 and $514, respectively) related to this plan. At September 30, 2013, all of the expense for the three months ended September 30, 2013 was payable by the Company (December 31, 2012 - $182).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

(e)	Deferred share unit plan

The Company awards Deferred Share Units (“DSUs”) as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive one common share of the Company from treasury upon redemption. DSUs are measured on the grant date using the Company’s closing price on that date. A total of 65,198 were granted during the during the nine months ended September 30, 2013 with a grant date fair value of $356 (nine months ended September 30, 2012 - 36,607 units granted and vested with a grant date fair value of $318). A total of 71,845 DSUs were redeemed during the nine months ended September 30, 2013 (nine months ended September 30, 2012 - 31,544). At September 30, 2013, 246,000 DSUs were vested and outstanding (December 31, 2012 - 252,646).

(f)	Performance share unit plan

The Company awards Performance Share Units (“PSUs”) as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive a cash payment equal to the market price of one share as of the PSU vesting date, one share, or any combination of cash and shares equal to the market price of one share as of the PSU vesting date. PSUs are measured using the volume weighted average closing price of the last five days prior to granting of the units. A total of 223,086 equity-settled PSUs were granted during the nine months ended September 30, 2013 (nine months ended September 30, 2012 - nil). For the nine months ended September 30, 2013, the Company incurred an expense of $357 on 223,086 PSUs outstanding, of which 35,413 were vested at September 30, 2013 (December 31, 2012 - nil).

9.	Earnings / (loss) from operations

The Company’s earnings from operations includes the following expenses presented by function:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Cost of sales	$35,221	$26,935	$229,254	$56,951
General and administrative	6,646	8,810	20,768	24,091
Exploration and business development	207	349	756	2,416
	$42,074	$36,094	$250,778	$83,458

Cost of sales for the nine months ended September 30, 2013 includes impairment charges of $80,000 and $18,688 relating to the El Chanate mine and the retained interest royalty, respectively (three and nine months ended September 30, 2012 - $Nil). These impairment charges are discussed further in note 7.

Included in general and administrative expense for the three and nine months ended September 30, 2013 is $2,005 and $5,696, respectively, of share-based compensation expense (three and nine months ended September 30, 2012 - $1,974 and $5,037, respectively).

Exploration and business development for the nine months ended September 30, 2012 includes an impairment charge of $1,537 related to the La Bandera property.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

10.	Other income

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Unrealized (loss) / gain on investments	$(121)	$20,251	$(437)	$17,632
Realized loss on investments	-	-	-	(332)
Reclassification of accumulated losses on available- for-sale investments	-	-	(128)	-
Unrealized gain on derivative assets and liabilities	-	730	2,071	1,923
Realized gain on derivative assets and liabilities	301	-	112	-
Fair value adjustment on option component of convertible senior notes	3,875	14,416	14,850	10,232
Unrealized (loss) / gain on contingent consideration	(63)	5,137	(6,912)	5,137
Loss on extinguishment of debt	-	-	-	(2,406)
Loss on discontinuance of hedge accounting	-	(1,882)	-	(1,882)
Net provision for lawsuit	-	(2,387)	-	(2,387)
Interest income	192	177	795	1,440
Other	(924)	(208)	(967)	(94)
	$3,260	$36,234	$9,384	$29,263

11.	Income taxes

The current income tax expense recognized during the three and nine months ended September 30, 2013 is based on the Company’s best estimate of the weighted average annual income tax rate expected for the full year, applied to the earnings before income taxes for the period. The Company determines the expected effective tax rate based on the estimated taxable profit or loss for the period, and thereby excludes non-tax deductible items from this determination.

12.	Earnings / (loss) per share

Basic earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the three and nine months ended September 30, 2013 and 2012. Diluted earnings per share is based on the assumption that stock options and warrants issued that have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the year and the date granted. Net earnings and basic weighted average shares outstanding are reconciled to diluted net earnings and diluted weighted average shares outstanding, respectively, as follows:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Net earnings / (loss) from continuing operations	$14,859	$42,321	$(70,358)	$35,363
Dilution adjustments:
Convertible senior notes	(3,875)	(13,866)	-	(9,681)
Diluted net earnings / (loss) from continuing operations	10,984	28,455	(70,358)	25,682
Net earnings from discontinued operations	-	(7,781)	-	22,075
Diluted net earnings / (loss)	$10,984	$20,674	$(70,358)	$47,757

Basic weighted average shares outstanding	247,131,794	282,235,806	251,245,429	282,086,147
Dilution adjustments:
Stock options	122,919	294,942	-	561,387
Convertible senior notes	15,249,853	14,932,634	-	14,932,634
Diluted weighted average shares outstanding	262,504,566	297,463,382	251,245,429	297,580,168

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The following items were excluded from the computation of diluted weighted average shares outstanding for the three and nine months ended September 30, 2013 and 2012 because their effect would have been anti-dilutive:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Stock options	8,700,388	8,652,812	8,819,147	6,716,730
Warrants issued	835,000	1,585,000	835,000	1,585,000
Convertible senior notes	-	-	15,216,155	-

13.	Supplemental cash flow information

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
Items not affecting cash:	2013	2012	2013	2012
Amortization and depletion	$11,957	$3,886	$37,880	$9,142
Unrealized foreign exchange loss / (gain)	2,482	7,952	(7,195)	12,961
Share-based compensation, net of forfeitures	2,006	1,974	5,697	5,037
Deferred income tax (recovery) / expense	(606)	(17,150)	6,430	(21,440)
Impairment charge	-	-	98,688	1,537
Unrealized loss / (gain) on investments	121	(20,251)	437	(17,632)
Realized loss on sale of investments	-	-	-	332
Reclassification of accumulated losses on available-for- sale investments	-	-	128	-
Net realizable value adjustments	(5,718)	-	4,387	-
Unrealized gain on derivative assets and liabilities	-	(730)	(2,071)	(1,923)
Realized gain on derivative assets and liabilities	(301)	-	(112)	-
Fair value adjustment on option component of convertible senior notes	(3,875)	(14,416)	(14,850)	(10,232)
Unrealized loss / (gain) on contingent consideration	63	(5,137)	6,912	(5,137)
Equity (earnings) / loss of jointly-controlled entity	(18)	-	38	-
Loss on extinguishment of debt	-	-	-	1,897
Loss on discontinuance of hedge accounting	-	1,882	-	1,882
Net provision for lawsuit	-	2,387	-	2,387
Other non-cash items	1,355	597	1,438	121
	$7,466	$(39,006)	$137,807	$(21,068)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
Change in non-cash operating working capital:	2013	2012	2013	2012
Receivables	$(588)	$288	$1,359	$10,460
Current income tax receivable	7,371	-	10,195	-
Prepaids and deposits	808	(316)	707	(116)
Inventories	(2,796)	(34,619)	(18,253)	(42,765)
Trade payables and accrued liabilities	624	26,085	1,248	18,557
Current income tax liability	(2,839)	3,058	(4,515)	7,730
	$2,580	$(5,504)	$(9,259)	$(6,134)

Supplemental information:
Interest paid	$3,106	$4,310	$6,772	$9,596
Interest received	$136	$113	$888	$1,297
Income taxes paid	$1,227	$3,398	$3,822	$23,428
Non-cash transactions:
Receipt of Endeavour shares upon disposition of El Cubo and Guadalupe y Calvo	$-	$87,746	$-	$87,746
Receipt of Crocodile Gold shares upon disposition of Australian operations	$-	$-	$-	$9,642
Unwinding of discount on convertible notes capitalized to mining interests	$794	$506	$2,382	$2,024
Interest payable capitalized to mining interests	$-	$21	$-	$21
Shares issued in exchange for disposition-related services	$-	$1,736	$-	$1,736

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

14.	Financial instruments and risk management

Fair values of financial instruments

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements, other than the fair value of non-financial assets disclosed in note 7. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

-	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
-	Level 2 inputs are based on inputs which have a significant effect on fair value that are observable, either directly or indirectly from market data; and
-	Level 3 inputs are unobservable (supported by little or no market activity).

	September 30, 2013		December 31, 2012
	Level 1	Level 2	Level 1	Level 2
Cash	$140,101	$-	$603,401	$-
Restricted cash	34,784	-	34,219	-
Financial assets at fair value through profit or loss
Equity investments (a)	18	-	47	-
Warrants held (b)	-	88	-	-
Contingent consideration (c)	-	483	-	7,395
Available-for-sale financial assets
Equity investments (a)	5,025	-	64	-
Financial liabilities at fair value through profit or loss
Option component of convertible senior notes (d)	-	(1,185)	-	(16,035)
Currency forwards (e)	-	-	-	(1,348)
Warrants issued (b)	-	-	-	(1,401)
	$179,928	$(614)	$637,731	$(11,389)

The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).

(a)	Equity investments

The Company’s equity investments, both available-for-sale and at fair value through profit or loss, are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the closing market price of the investment equity security multiplied by the quantity of shares held by the Company.

(b)	Warrants held and issued

The fair value of warrants, both held and issued, that are not traded on an active market is determined using a Black Scholes pricing model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.

(c)	Contingent consideration

The Company calculates the fair value of the contingent consideration using a valuation model, which is based on the rolling twelve month average gold price exceeding specified levels during the three years following the closing date of the transaction. The valuation model uses a risk-neutral valuation approach paired with a Monte Carlo numerical method that relies on simulated weekly gold prices over the remaining term, which ends on July 13, 2015, using a gold price of $1,327 per ounce as the initial spot price within the simulation model at September 30, 2013. As the valuation of the contingent consideration is dependent on inputs derived from observable data, it is classified within Level 2 of the fair value hierarchy. The contingent consideration asset is included within other long-term assets on the Condensed Consolidated Balance Sheets.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

Changes in gold price assumptions would have the following impact on net earnings for the three and nine months ended September 30, 2013:

5% increase in gold prices	$399
5% decrease in gold prices	$(238)

(d)	Option component of convertible senior notes

The Company calculates the fair value of the option component of convertible senior notes using a convertible bond valuation model, which uses inputs, including the Company’s share price, volatility of the notes, and credit spreads. Because the valuation is dependent on inputs derived from observable market data, the option component of the convertible senior notes is classified within Level 2 of the fair value hierarchy. The fair value was calculated using the following assumptions:

	September 30	September 30
	2013	2012
Volatility	33%	24%
Credit spreads	4.88%	4.00%

Changes in these assumptions would have the following impact on net earnings for the three and nine months ended September 30, 2013 and 2012:

	September 30	September 30
	2013	2012
5% increase in volatility	$(990)	$(4,010)
5% decrease in volatility	$682	$3,774
0.5% increase in credit spreads	$(66)	$(577)
0.5% decrease in credit spreads	$63	$556

(e)	Currency forwards

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.

During the nine months ended September 30, 2013, the Company recognized an unrealized gain of $708 in net earnings relating to fair value adjustments on forward contracts. In addition, during the three and nine months ended September 30, 2013, the Company recognized realized gains of $301 and $112, respectively, on forward contracts that settled during the period. At September 30, 2013, the Company has no foreign exchange derivatives outstanding.

Forward contracts settled during the three and nine months ended September 30, 2012, prior to the discontinuation of hedge accounting, resulting in losses of $502 and $2,297, respectively. Year-to-date, the recognition of these hedging losses resulted in a $747 increase in production costs, a $529 increase in inventory, a $149 increase in general and administrative costs, and a $872 increase in mining interests. All prior period hedge accounting adjustments have been included in net earnings from discontinued operations as the hedge related to the Ocampo mine. At September 30, 2012, due to the pending sale of the Ocampo mine, the Company discontinued the hedging relationship.

15.	Segmented information

The Company’s reportable segments are consistent with the Company’s operating segments and consist of the geographical regions in which the Company operates. In determining the Company’s segment structure, the Company considered the basis on which management, including the chief operating decision maker, reviews the financial and operational performance of the Company, and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company has two reportable segments, as follows:

−	Mexico: El Chanate mine
−	Canada: Young-Davidson mine

Corporate and other consists of the Company’s corporate offices and exploration properties. Discontinued operations consist of the Fosterville mine and Stawell mine in Australia, as well as the Ocampo mine, the El Cubo mine and Guadalupe y Calvo exploration property in Mexico. Refer to note 4 for further information on the Company’s discontinued operations.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The following are the operating results by reportable segment:

	Three months ended September 30, 2013
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$24,720	$29,584	$-	$54,304	$-

Production costs	9,578	11,501	-	21,079	-
Refining costs	99	38	-	137	-
Amortization and depletion	3,939	7,942	76	11,957	-
Reclamation, care and maintenance costs	-	-	2,048	2,048	-
General and administrative	282	-	6,364	6,646	-
Exploration and business development	-	-	207	207	-
	13,898	19,481	8,695	42,074	-
Earnings / (loss) from operations	$10,822	$10,103	$(8,695)	$12,230	$-
Expenditures on property, plant and equipment, mining interests & intangible assets	$11,745	$63,741	$4,586	$80,072	$-

	Three months ended September 30, 2012
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$32,705	$7,067	$-	$39,772	$37,291

Production costs	11,142	3,478	-	14,620	13,658
Refining costs	92	-	-	92	266
Amortization and depletion	3,020	776	90	3,886	7,511
Reclamation, care and maintenance costs	-	-	8,337	8,337	-
General and administrative	72	73	8,665	8,810	3,264
Exploration and business development	-	-	349	349	-
	14,326	4,327	17,441	36,094	24,699
Earnings / (loss) from operations	$18,379	$2,740	$(17,441)	$3,678	$12,592
Expenditures on property, plant and equipment, mining interests & intangible assets	$11,276	$64,178	$1,990	$77,444	$29,744

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

	Nine months ended September 30, 2013
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$83,830	$93,019	$-	$176,849	$-

Production costs	42,332	45,677	-	88,009	-
Refining costs	280	107	-	387	-
Amortization and depletion	12,385	25,252	243	37,880	-
Reclamation, care and maintenance costs	-	-	4,290	4,290	-
General and administrative	1,122	-	19,646	20,768	-
Exploration and business development	-	-	756	756	-
Impairment charges	80,000	-	18,688	98,688	-
	136,119	71,036	43,623	250,778	-
(Loss) / earnings from operations	$(52,289)	$21,983	$(43,623)	$(73,929)	$-
Expenditures on property, plant and equipment, mining interests & intangible assets	$33,806	$146,496	$5,548	$185,850	$-

	Nine months ended September 30, 2012
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$93,436	$7,067	$-	$100,503	$267,548

Production costs	31,850	3,478	-	35,328	135,411
Refining costs	308	-	-	308	1,335
Amortization and depletion	7,992	776	374	9,142	35,573
Reclamation, care and maintenance costs	-	-	12,173	12,173	-
General and administrative	343	73	23,675	24,091	9,629
Exploration and business development	-	-	879	879	911
Impairment charges	-	-	1,537	1,537	22,857
	40,493	4,327	38,638	83,458	205,716
Earnings / (loss) from operations	$52,943	$2,740	$(38,638)	$17,045	$61,832
Expenditures on property, plant and equipment, mining interests & intangible assets	$32,500	$264,272	$6,201	$302,973	$120,264

The following are total assets by reportable segment:

			Corporate
	Mexico	Canada	and other	Total
Total assets at September 30, 2013	$352,341	$1,806,117	$337,201	$2,495,659
Total assets at December 31, 2012	$396,733	$1,669,632	$828,876	$2,895,241

The Company’s revenue is derived from the sale of gold and silver in Mexico and Canada, as disclosed in the tables above. Prior to the disposition of the Australian operations, the Ocampo mine, and the El Cubo mine, the Company sold all gold and silver produced to four customers. The Company now sells all gold and silver produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

16.	Events after the reporting period

(a)	Declaration of commercial production

On October 31, 2013, the Company declared commercial production at the Young-Davidson underground mine. Commissioning of the shaft hoisting system is a key project milestone that will support increased underground productivities and favourable unit cost efficiencies over the life of the mine. Subsequent to October 31, 2013 all revenues generated from ounces sold will be recognized in earnings along with the related operating costs. In addition, at October 31, 2013, the book value of underground mineral properties that had been previously classified as non-depletable were reclassed to depletable mineral properties. Subsequent to October 31, 2013, the Company will begin to recognize depletion expense relating to all ounces produced from the underground mine at Young-Davidson.

(b)	Mexican tax reform

On September 8, 2013, the Executive Branch of the Mexican government presented its 2014 tax reform bill to Congress with a proposed effective date of January 1, 2014. As of October 31, 2013 the bill had been approved by the Mexican House of Representatives, the Tax Commission of the Senate, and the Senate. The bill has now been sent to the President for signature and enactment, which is expected to occur in November. All approved changes will be effective prospectively from January 1, 2014.

The tax reform bill introduces a Special Mining Duty and a New Extraordinary Mining Duty, both of which will be payable annually by all holders of productive mining concessions. The Special Mining Duty will be calculated as 7.5% of earnings before interest, taxes, depreciation and amortization as determined under Mexican income tax law, including certain specific deductions. The New Extraordinary Mining Duty will be computed as 0.5% of gold and silver sales. Both of these taxes are deductible for the purposes of calculating Mexican income tax.

Other changes introduced with the tax reform bill include (i) the approval of a permanent 30% corporate income tax rate, (ii) the elimination of the immediate deduction of fixed assets, (iii) the abolishment of the Single Rate Tax Law (IETU), and (iv) the introduction of a new 10% dividend withholding tax to be levied on payments to individuals or foreign shareholders. The Company expects treaty benefits to be applicable to the 10% dividend withholding tax.

The Company is currently evaluating the impact of the final legislation.